UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: June 21, 2007	By	/s/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

JACCS Co., Ltd. Mitsubishi UFJ NICOS Co., Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

JACCS, Mitsubishi UFJ NICOS and BTMU to Establish Business and Capital Alliance

Tokyo, June 21, 2007—Today, JACCS Co., Ltd. (JACCS), Mitsubishi UFJ NICOS Co., Ltd. (Mitsubishi UFJ NICOS) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), have agreed to a strategic business and capital alliance to leverage the strengths of each company in the consumer finance business area including installment credit and credit cards, enhance financial services and strengthen their business competitiveness.

JACCS is one of Japan’s leading companies in the installment credit business with gross billings of ¥860 billion, and a market leader in the credit card business with nine million cards issued and gross billings of ¥900 billion. JACCS also has a close, longstanding relationship with BTMU based on lending transactions and various types of alliances.

The former Nippon Shinpan is part of Mitsubishi UFJ NICOS, and along with its tradition as an installment credit business with gross billings of ¥420 billion, Mitsubishi UFJ NICOS plays a core role within MUFG and is the biggest credit card company in Japan with a total of 26 million cards outstanding and gross billings of ¥7,100 billion,.

The two companies also have unique strengths in various other business areas, including settlement business and real estate related business.

Following recent amendments to a number of laws, JACCS, Mitsubishi UFJ NICOS, and BTMU will establish a consumer finance business appropriate to the new era, which calls forth greater confidence and trust. At the same time, in order to respond to new business opportunities in line with expansion and diversification of customer needs, the companies will pursue discussions aimed at the realization of a business and capital alliance as follows:

1. Installment credit business alliance

(1)	Alliance matters to be discussed

JACCS and Mitsubishi UFJ NICOS will hold discussions on entering into an installment credit related business alliance, with a view to JACCS inheriting the Mitsubishi UFJ NICOS shopping credit business.

(2)	Significance of the alliance

•

While the installment credit business in Japan is in a declining trend, it remains an important market with a scale of approximately ¥10 trillion, supported by robust customer demand through clearly defined price band and interest rate preferences.

•	As competition is severe, and profits declining, the key issues are to expand market share in the quality market and secure cost competitiveness.

•

By having JACCS inherit the traditional business infrastructure, network and sales force that Mitsubishi UFJ NICOS has inherited from Nippon Shinpan, it will become possible to resolve these issues in a single stroke. In addition to JACCS becoming the largest installment credit company in Japan with gross billings of ¥1.3 trillion, as there are numerous points of duplication between the infrastructure and operational bases of the two companies, large cost reductions will be made possible through rationalization. The companies are also highly complementary in business infrastructure, industrial sectors and regions, and based on this, JACCS’ earning capacity and cost competitiveness are expected to undergo a dramatic strengthening.

•

At the same time, JACCS has operated with lending rates within the scope of the upper limits stipulated by the Interest Limitation law, meaning there are no problems connected with grey zone interest rates or excessive payments, and Mitsubishi UFJ NICOS has also already lowered rates on new loans contracted for since April 2007, to a level below the upper limit for lending rates as stipulated by the Interest Limitation Law.

•

Both JACCS and Mitsubishi UFJ NICOS have also anticipated likely amendments to the Installment Sales Law and the Law on Specific Trading Practices, and are in a position to further strengthen and enhance compliance and internal controls.

2. Business alliance in the credit card area

(1)	Alliance matters to be discussed

JACCS and Mitsubishi UFJ NICOS will form a credit card processing and acquiring business alliance, and will hold discussions with a view to increasing operational efficiency in these areas.

(2)	Significance of the alliance

•

Together, the companies will have the largest scale in Japan with 35 million issued cards and total billings of ¥8 trillion, and the companies will investigate the establishment of a mechanism to operate the business at maximum efficiency. The companies also plan active alliances in areas including new, cutting-edge Mitsubishi UFJ NICOS non-contact IC card technology, BTMU’s Internet strategy, and biometrics.

3. Other areas of potential business alliance to be discussed

(1)	Settlement operations

JACCS, Mitsubishi UFJ NICOS and BTMU will also discuss ways to strengthen their alliance in settlement operations while working to improve customer convenience by making maximum use of the knowledge, skills, and business infrastructure of each company in a broad array of settlement operations, including EC settlements and collection agency services.

(2)	Real estate related operations and services aimed at high net worth individuals

JACCS has developed a long track record and know-how in operations aimed at condominiums for real estate investors, and will engage in discussions regarding alliances with BTMU in areas such as the securitization of real estate backed loans for individuals. JACCS, Mitsubishi UFJ NICOS, and BTMU will make the maximum possible use of each other’s products, services and business infrastructures for high net worth individuals, and will discuss potential alliances and ways to mutually improve services for high net worth customers.

(3)	Other

JACCS, Mitsubishi UFJ NICOS, and BTMU will use the know-how, experience, brands, and business infrastructure built up by each company so far, to develop new products and new services, increase operational efficiency using system infrastructure, and increase the efficiency of operations for the recovery of receivables, as well as investigating the possibility of expanding installment credit operations overseas.

4. Capital alliance discussions

JACCS and BTMU will conduct discussions regarding a capital alliance with a view to JACCS becoming an equity method affiliate of BTMU with the objective of making the capital alliance between the two companies into a closely knit relationship, as well as further stabilizing JACCS’ financial base.

BTMU is expected to take a stake of approximately 20% in JACCS.

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Contacts:

JACCS Co., Ltd.	Corporate Planning Department	81-3-5448-1313
Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Department	81-3-5296-1128
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950